

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

Tilman J. Fertitta
Co-Chairman and Chief Executive Officer
Landcadia Holdings IV, Inc.
1510 West Loop South
Houston, TX 77027

> **Re: Landcadia Holdings IV, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2022**
> **File No. 001-40283**

Dear Tilman J. Fertitta:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Russell Deutsch